HYNES & HOWES INSURANCE COUNSELORS, INC.
                         Notes to Financial Statements
                                 June 30, 1998



Note 1.   Filing of Forms 8-K

          A form 8-K was not required to be filed for the quarter reporting any unusual charges or credits to the income or change in auditors.

Note 2.   Management's Analysis of Income From Operations

          Income from operations for the nine months ended June 30, 1998 increased $4,433 as compared to the nine month period ended June 30, 1997.

          Interest income decreased $34,782 and interest expense decreased $41,517. These decreases were the result of the interest receivable for sale of Tanglefoot Apartments being paid in full and part of the proceeds being used to pay off the mortgage payable.

          Management fees increased $3,250. Nine months management fees were paid in 1998 and only eight months were paid in 1997.

          Legal fees decreased $7,423 due to the payoff of Tanglefoot Apartments and the acquisition of real estate contracts in 1997.

          Other operating expenses increased due to repairs needed on properties acquired on real estate contracts.

          The income from operations for the three months ended June 30, 1998 is $17,520 more than for the preceding three months ended March 31, 1998. The increase is due primarily to the repairs that were made on properties acquired on real estate contracts. These repairs were made prior to March 31, 1998.